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                                                                    EXHIBIT 8.2

                [LETTERHEAD OF HELLER EHRMAN WHITE & MCAULIFFE]

                                 July 1, 1997

OnTrak Systems, Inc.
1010 Rincon Circle
San Jose, California 95131

Ladies and Gentlemen:

  You have requested our opinion regarding certain federal income tax consequences of the proposed merger (the "Merger") of Omega Acquisition Corp. ("Acquisition Corp."), a wholly-owned subsidiary of LAM Research Corporation ("LAM"), with and into OnTrak Systems, Inc. ("OnTrak"). We have acted as counsel to OnTrak, in connection with the Merger, and have examined the Agreement and Plan of Merger dated March 24, 1997, among OnTrak, Acquisition Corporation and LAM (the "Agreement") and the exhibits and attachments thereto. In addition, we have received written representations pertaining to the Merger from OnTrak, LAM and certain shareholders of OnTrak. Our opinions are based upon the understanding that the material facts are as described in the Agreement and appurtenant documents and that the Merger will be effected in accordance with the terms set forth in the Agreement, and in rendering our opinions we have relied upon such documents and the foregoing representations without undertaking independently to verify the accuracy and completeness of the matters covered thereby. Except as otherwise noted, capitalized terms used herein have the same meaning given to such terms in the Agreement.

  Based upon the foregoing, it is our opinion that:

  1. The Merger will constitute a "reorganization" within the meaning of
     Section 368(a) of the Internal Revenue Code of 1986, as amended (the
     "Code"),

  2.By virtue of 1., above, for federal income tax purposes;

    a. An OnTrak shareholder receiving only LAM Common Stock in the Merger will not recognize gain or loss in the Merger.

    b. Cash paid to an OnTrak shareholder in lieu of a fractional share of LAM Common Stock will be treated as having been received in payment in exchange for the LAM Common Stock that otherwise would have been received in the Merger, and the OnTrak shareholder will recognize gain or loss equal to the difference between the cash received in lieu of such fractional share and the OnTrak shareholder's basis in the OnTrak Common Stock surrendered therefor.

    c. An exchanging OnTrak shareholder will have the same aggregate tax basis in the LAM Common Stock received as he or she had in the OnTrak Securities surrendered in exchange therefor, increased by the expenses of such shareholder related to the Merger paid by the shareholder and reduced by any basis allocable to a fractional share of LAM Common Stock for which cash was received.

    d. The periods for which an OnTrak shareholder has held his or her OnTrak Common Stock will be included in computing his or her holding periods for the LAM Common Stock received in the Merger, assuming the OnTrak Common Stock are held by the OnTrak shareholder as capital assets at the Effective Time.

    e. None of LAM, Acquisition Corp. or OnTrak will recognize gain or loss solely as a result of the Merger.

  Our opinion is subject to certain assumptions and qualifications, and is based on the truth and accuracy of the representations of the parties in the Agreement and Plan of Reorganization and the Affiliates Agreement, and
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OnTrak Systems, Inc.                                                     Page 2
July 1, 1997


in representation letters to be delivered by LAM and by you. Of particular important is the assumption that the Merger will satisfy the "continuity of interest" and "continuity of business enterprise" requirements for reorganization treatment under Section 368(a) of the Internal Revenue Code of 1986, as amended. If either of these requirements is not met, then the Merger cannot be a tax-free reorganization, and each OnTrak shareholder would recognize gain or loss on the exchange of OnTrak stock for LAM Common Stock.

  In order for the continuity of interest requirements to be met under existing law, OnTrak shareholders must not, pursuant to a plan or intent existing at or before the Effective Time, dispose of an amount of LAM Common Stock to be received in the Merger (including pre-Merger dispositions of OnTrak stock in contemplation of the Merger) such that they do not retain a meaningful continuing equity ownership in LAM. Generally, so long as OnTrak shareholders do not plan to dispose of a number of shares of LAM Common Stock that would reduce their ownership of LAM Common Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of OnTrak as of the same date, the continuity of interest requirement will be satisfied. Management of OnTrak and of LAM have represented to us that they know of no such plan or intention that would result in the continuity of interest requirement not being satisfied. In addition, certain major shareholders of OnTrak have represented that such shareholder does not have any present plan or intention to sell, exchange, or otherwise dispose of or to engage in any other transaction which would substantially eliminate the risk of loss or the opportunity for gain from the holding of LAM Common Stock that such major shareholders are expected to acquire in connection with the Merger. In this case, the major shareholders from whom representations were received owned approximately 26.7% of the stock of OnTrak as of the date the Agreement and Plan of Merger was signed. In addition, an OnTrak shareholder owning 5.8% of OnTrak Common Stock as of such date, and who currently holds 5.2% of such stock, has represented that he has no current plan or intention to dispose of more than 50% of the LAM Common Stock to be received in the Merger. Other major shareholders, from whom no such representations have been received, owned 13.7% of the stock of OnTrak on such date. The remaining 53.8% of the stock of OnTrak was held in street name or by shareholders owning less than 1% of the stock of OnTrak. While the status of "public" shareholders for continuity of interest purposes is not settled, recent case law suggests that such shareholders are treated as a single large shareholder which does not dispose of its shares, or, at worst, as if the public shareholders disposed of their shares in the same ratio as the major shareholders. Thus, although the representations received from major shareholders do not cover 50 percent of the formerly outstanding common stock of OnTrak, it is our representations and the representations of management of LAM and OnTrak are correct.

  In order for the continuity of business enterprise requirement to be met, LAM must, after the Merger, either continue OnTrak's historic business or use a significant portion of OnTrak's historic business assets in a business. Management of LAM has represented to us that following the Merger LAM will continue OnTrak's historic business or use a significant portion of OnTrak's historic business assets in a business.

                                   * * * * *

  Our opinions are limited to the federal income tax consequences of the Merger and do not address the tax consequences under the laws of the various state and local governments or under the laws of any other jurisdiction. Moreover, they do not address special rules which may be applicable to particular shareholders of OnTrak, such as shareholders who acquired their shares pursuant to the exercise of statutory stock options, shareholders which are dealers or foreign persons, or shareholders who exercise dissenter's rights. We express no opinion regarding any tax aspect or ramification of the Merger apart from the opinions specifically set forth above.

  An opinion of counsel does not bind the Internal Revenue Service or preclude it or a court from taking a position contrary to the opinion. This opinion is rendered in connection with the Agreement. This opinion may not be relied upon for any other purpose without our written consent. This opinion is based upon the Code, the Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this opinion. All of such authority is subject to change, including retroactive change. We disclaim
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OnTrak Systems, Inc.                                                     Page 3
July 1, 1997


any obligation to advise of any developments in areas covered by this opinion that occur after the date of this opinion.

  This opinion has been delivered to you for the purposes of satisfying the requirements of Section 6.1(e) of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                          Very truly yours,

                                          Heller Ehrman White & McAuliffe